EXHIBIT 99.1

Empower Clinics Reports Record Annual Revenue and Fiscal 2021 Results

355% Year over Year Revenue Growth

VANCOUVER, B.C.: October 27, 2022 – EMPOWER CLINICS INC (CSE:CBDT)(OTC:EPWCF) (“Empower” or the “Company”) an integrated healthcare company - serving patients through medical centers, telemedicine platforms, a medical device company, and a high complexity medical diagnostics laboratory – announced today it has filed its audited consolidated financial statements reflecting financial results for its fourth quarter and full-year fiscal 2021 ended December 31, 2021 as well as related management’s discussion and analysis. All filings will be available at www.SEDAR.com. All financial information in this press release is reported in United States dollars, unless otherwise indicated.

“I’m pleased to report that we’ve achieved record revenue growth for fiscal year 2021. We’re delivering this revenue growth because of our efforts to offer truly integrated health care solutions - made up of our clinics, a medical device company, at-home testing products, testing services and state-of-the-art diagnostics laboratory - in the United States and Canada,” said Steven McAuley, Chairman and CEO of Empower Clinics. “Now that we are moving forward with our required filings in 2021, we will immediately engage securities regulators for the revocation of the cease trade order. While we share and understand the disappointment of late filings, we’ll be soon announcing measures to improve our financial operations, talent, and reporting. We are looking forward to continuing our growth trajectory – especially in the US market - in the year ahead.”

2021 Highlights

•	Total revenues from continuing operations of $4,368,916 for FY2021 compared to FY2020 revenues of $961,099, representing 355% year-over-year growth.
•	Gross margin from continuing operations of 31% for FY2021, compared to 45% in FY2020, representing a 14% reduction.
•	Net loss from continuing operations of $31,736,245 of $0.10 per share compared to $16,696,224 or $0.09 per share for FY2020, which was primarily driven by a non-cash loss on the fair value adjustment related to the Company’s warrants outstanding that were impacted by the significant appreciation of the Company’s share price (a key input in determining the fair value).
•	Cash at December 31, 2021 of $866,170, compared to cash of $4,889,824 at December 31, 2020.
•	Cash used in operating activities of continuing operations was $3,637,180 for FY2021, compared to $1,597,965 for FY2020.
•	In July 2021, the Company acquired MediSure, a distributor of diabetic blood glucose monitors and test strips.
•	In August 2021, Empower unveiled “The Medi-Collective”, a Canadian clinic brand, and completed the opening of six clinic locations in FY2021.

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Recent Highlights Subsequent to Year End

•	Health Canada Licensing: In January 2022, the Company received two Health Canada medical device licences for two new products including its Blood Glucose Monitoring System and its Vitamin D Rapid Test. The Vitamin D Rapid Test was launched in PharmaChoice pharmacies in April 2022 and the Blood Glucose Monitor was launched to Medisure customers in July 2022.

•	Partnership with CERES Terminals Canada: In February 2022, the Company announced its partnership with CERES Terminals Canada to conduct the COVID-19 testing and logistics at the cruise ship terminal at Canada Place in Vancouver, B.C. Empower Clinics provided testing for cruise lines, tour companies and the tourism industry from its three accredited testing centre locations in downtown Vancouver.

•	Sale of Sun Valley Health: On March 4, 2022, the Company completed the sale of Sun Valley Health Holdings LLC. The sale will allow Empower to fully focus on developing its integrated healthcare vision through the growth of The Medi-Collective, MediSure and Kai Medical Laboratory dba Medisure Laboratory.

•	Financing: In January and March, 2022 the Company raised $3.0 million and $2.1 million, respectively, through the issuance of convertible debentures.

•	Closure of two The Medi-Collective clinics: Following an operational review, the Company concluded that the Hamilton and Mississauga clinics did not meet the expansion goals of the Company. The Medi-Collective has six remaining clinic locations.

Financial Summary

$, except where noted	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Total revenues	1,142,581	738,409	4,368,916	961,099
Direct clinic expenses	(1,428,074)	(419,940)	(3,020,412)	(526,840)
Loss from operations	(2,361,586)	(2,142,792)	(5,441,952)	(3,677,216)
Net loss from continuing operations	(4,684,114)	(15,289,130)	(31,736,245)	(16,696,224)
Adjusted EBITDA loss	(2,238,709)	(1,919,789)	(3,848,456)	(3,197,815)
Net loss per share, continuing operations, basic and diluted	(0.01)	(0.05)	(0.10)	(0.09)

Financial Performance

As part of total revenues, revenues from the Health & Wellness segment for Q4 and full year 2021 were $458,744 and $1,006,952, respectively, compared to Q4 and full year 2020 revenues of $85,284 and $307,974, respectively. This increase over prior year is attributable to the launch of The Medi-Collective and revenues from Canadian clinics.

Diagnostics & Technology revenue includes the sale of MediSure products and COVID-19 testing conducted by Kai Medical Laboratory dba Medisure Laboratory. Diagnostics & Technology revenue for Q4 and full year 2021 were $886,327 and $3,361,964, respectively, with 82% attributable to COVID-19 testing, compared to Q4 and full year 2020 revenues of $653,125 and $653,125, respectively.

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Direct expenses excluding depreciation and amortization for Q4 and full year 2021 were $1,428,074 and $3,020,412, respectively, compared to Q4 and full year 2020 direct clinic expenses of $419,940 and $526,840, respectively. This increase over prior year is attributable to the ramping up of operations in The Medi-Collective and is primarily driven by salaries and wages.

Loss from operations for Q4 and FY2021 were $2,361,586 and $5,441,952, respectively, compared to Q4 and FY2020 loss of $2,142,792 and $3,677,216, respectively. This increase in loss from prior year is primarily attributable to the increase in direct expenses and operating expenses, as well as a reduced gross margin resulting lower margin operations in The Medi-Collective.

Net loss from continuing operations for Q4 and full year 2021 were $4,684,114 and $31,736,245, respectively, compared to Q4 and full year 2019 net loss of $15,289,130 and $16,696,224, respectively. This increase over prior year is primarily attributable to the loss on change in fair value recognized on the warrant liability which resulted from the significant increase in the Company’s share price and therefore the value of the warrants exercisable.

Adjusted EBITDA is a non-GAAP financial measure that is calculated as income (loss) from continuing operations before depreciation and amortization, interest, accretion, share-based compensation, and gain or loss from changes in fair value of warrant liability. Adjusted EBITDA loss in Q4 and FY2021 was $2,238,709 and $3,848,456, respectively, compared to $1,919,789 and $3,197,815 in Q4 and FY2020, respectively. Adjusted EBITDA is a metric used by management to monitor the Company’s revenues compared to its cash operating costs in an effort to trend toward improved profitability.

During the year ended December 31, 2021, the Company used $3,637,180 of cash in the operating activities from continuing operations. The Company invested $2,946,207 and raised net cash from financing activities of $3,031,821 via proceeds from various issuances of shares and exercise of warrants and stock options, partially offset by lease payment and repayments of loans and notes payable.

Please refer to the Company’s audited consolidated financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the operations.

About Empower

Empower is an integrated healthcare company that provides body and mind wellness for patients through its clinics, with digital and telemedicine care, a medical device company and world-class medical diagnostics laboratories. Supported by an experienced leadership team, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

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ON BEHALF OF THE BOARD OF DIRECTORS:

Steven McAuley

Chief Executive Officer

CONTACTS:

Investors	Tamara Mason	Steven McAuley

	Business Development & Communications	CEO

	1-855-855-9058	1-855-855-9058

	t.mason@empowerclinics.com	s.mcauley@empowerclinics.com

DISCLAIMER FOR FORWARD-LOOKING STATEMENTS

This news release contains certain “forward-looking statements” or “forward-looking information” (collectively “forward looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Forward-looking statements can frequently be identified by words such as “plans”, “continues”, “expects”, “projects”, “intends”, “believes”, “anticipates”, “estimates”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Such statements are only projections, are based on assumptions known to management at this time, and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the forward-looking statements, including: that the Company’s products may not work as expected; that the Company may not be able to expand COVID-19 testing; that legislative changes may have an adverse effect on the Company’s business and product development; that the Company may not be able to obtain adequate financing to pursue its business plan; that the Company will be able to commence and/or complete build-outs and tenants improvements for Canadian clinics or Kai Medical Laboratory expansion during fiscal 2021; that Medisure Canada products will receive Health Canada approvals or that its new products will be sold and distributed to existing or new customers; that general business, economic, competitive, political and social uncertainties; failure to obtain any necessary approvals in connection with the proposed transaction; and other factors beyond the Company’s control. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Readers are cautioned not to place undue reliance on the forward-looking statements in this release, which are qualified in their entirety by these cautionary statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

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